UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

________________

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 8, 2011.

Exhibit 99.1

Golar LNG Partners LP Prices Initial Public Offering

Hamilton, Bermuda, April 7, 2011 - Golar LNG Limited ("Golar" or the "Company") announced today that its wholly-owned subsidiary, Golar LNG Partners LP, a Marshall Islands limited partnership (the "Partnership"), has priced its initial public offering of 12,000,000 of the Partnership's common units at an initial public offering price of $22.50 per unit. The offering priced above the initial estimated price range with strong demand. The 12,000,000 common units are being sold by Golar and represent a 30.1% limited partnership interest in the Partnership. The offering will increase to 13,800,000 common units if the underwriters exercise in full their over-allotment option. The common units will trade on The Nasdaq Global Select Market under the symbol "GMLP".

The Partnership will focus on providing floating storage regasification ("FSRU") and liquefied natural gas ("LNG") transportation services under long-term contracts.   The Partnership's initial fleet will consist of two FSRU vessels and two LNG carriers.

Immediately following the closing of the offering, Golar will own the Partnership's general partner and an approximate 67.9% limited partner interest in the Partnership. Golar will also own 81% of the Partnership's incentive distribution rights, which will entitle it to increasing percentages of the cash the Partnership distributes in excess of certain target distribution amounts. Golar LNG Energy Limited will own the remaining 19% of the incentive distribution rights.

Golar intends to use the net proceeds of the offering to expand its fleet.

Citi, BofA Merrill Lynch and Morgan Stanley acted as the joint bookrunning managers of the offering. Citi and Evercore Partners served as co-structuring agents on behalf of Golar in connection with the offering.

This offering of common units is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from the offices of Citi, Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Email: BATProspectusdept@citi.com, Telephone: 800-831-9146; BofA Merrill Lynch, Attention: Prospectus Department, 4 World Financial Center, New York, NY 10080, Email: dg.prospectus_requests@baml.com; and Morgan Stanley, Attention: Prospectus Dept., 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: 866-718-1649.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the common units described above, nor will there be any sale of these common units in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The statements in this press release that are not historical facts may be forward-looking statements. Such forward looking statements, based upon the current beliefs and expectations of Golar's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Golar does not assume any obligation to update the information contained in this press release.

Contact
Golar LNG Limited
April 7, 2011
Hamilton, Bermuda

Questions should be directed to:

Golar LNG Management Ltd - +44 207 063 7900
Brian Tienzo: Group Financial Controller
Graham Robjohns: Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 21, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer